CONTINENTAL MINERALS CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 Fax No. (604) 681-2741

INFORMATION CIRCULAR
as at May 26, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Continental Minerals Corporation (the "Company") for use at the annual and special general meeting (the "Meeting") of its shareholders to be held on June 25, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Continental Minerals Corporation. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a beneficial shareholder. The manner for voting is different for registered and beneficial shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

using the internet through the website of the Company's transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 15, 2008, as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 15, 2008, there were 129,053,041 Common Shares issued and outstanding, each carrying the right to one vote. Except as described herein, no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Jinchuan Group Limited ("Jinchuan") holds the right to appoint one nominee to hold one seat on the Company's board of directors and Jinchuan maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding Common Shares of the Company. As of May 15, 2008, Jinchuan held 18,000,000 Common Shares and had appointed its nominee Mr. Fuyu Wang to the Company's Board of Directors.

The Company is also authorized to issue an unlimited number of Non-Voting Redeemable Preferred Shares. There were 12,483,916 Non-Voting Redeemable Preferred Shares issued and outstanding as at May 15, 2008.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 15, 2008:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
Jinchuan Group Limited	18,000,000	13.9%

Notes:

(1) The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2007, together with management's discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia.

Copies of these documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Continental Minerals Corporation at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently ten members. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

The following table sets out the names of management's 10 nominees for election as directors, all major offices and positions with the Company and any public companies each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 15, 2008.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Rene G. Carrier (3) Director British Columbia, Canada	Since February 2001	145,250 common shares 300,000 options
David J. Copeland President, Chief Executive Officer and Director British Columbia, Canada	Since November 1995	2,275,419 common shares 800,000 options
Scott Cousens Director British Columbia, Canada	Since June 1994	1,939,389 common shares 400,000 options
Robert Dickinson Director British Columbia, Canada	Since June 2004	1,753,091 common shares 400,000 options
Gordon Fretwell (3) Director British Columbia, Canada	Since February 2001	88,750 common shares 300,000 options
Fuyu Wang Director Gansu Province, People's Republic of China	Since August 2007	Nil common shares Nil options

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Gerald Panneton Director Ontario, Canada	Since January 2006	21,500 common shares 700,000 options
Ronald Thiessen Co-Chairman and Director British Columbia, Canada	Since November 1995	1,925,420 common shares 600,000 options
Zhi Wang Co-Chairman and Director California, USA	Since December 2006	2,276,784 common shares 900,000 options 1,500,000 warrants
Jie (Jack) Yang Director British Columbia, Canada	Since December 2006	569,196 common shares 400,000 options

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI.

2.

The share purchase options held by directors and officers, with the following exercise prices, expire as follows: 2,600,000 at $1.61 expire on February 28, 2011; and 2,600,000 at $2.01 expire on February 28, 2012; and 815,000 at $1.32 expire on May 2, 2011. Of the share purchase warrants, 1,000,000 expire on December 15, 2008 and the remaining 500,000 expire on February 14, 2009. All warrants have an exercise price of $1.59.

3.	Member of the audit committee.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

RENE G. CARRIER – Director

Rene G. Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

Company	Positions Held	From	To
Chartwell Technology Inc.	Director	June 1991	April 2007
International Royalty Corporation	Lead Director	June 2003	Present

DAVID COPELAND, P.Eng. – President, Chief Executive Officer and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration and development on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and CEO	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Chief Executive Officer	September 2006	September 2007
	Director	September 2006	Present
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON FRETWELL, B.Comm., LLB – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	CFO	November 2005	January 2006

GERALD PANNETON, PGeo. – Director

Gerald S. Panneton has been involved in the exploration and mining industry for the last 25 years. Mr. Panneton is a graduate of the University of Montreal (BSc), and McGill University with a Masters Degree in Sciences. Before joining Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration – Corporate Development Group for Barrick Gold Corporation, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, in Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	January 2006	Present
	President and Chief Executive Officer	January 2006	January 2008
Detour Gold Corporation	President, Chief Executive Officer and Director	January 2007	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006

RONALD THIESSEN, CA – Co-Chairman and Director

Ron Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and CEO	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and CEO	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and CEO	September 2000	August 2007
Detour Gold Corporation	Chairman and Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and CEO	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and CEO	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and CEO	November 2001	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and CEO	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

FUYU WANG – Director

Fuyu Wang is a senior mining engineer with over 30 years of experience in the industry. Mr. Wang completed a Master Degree of Engineering in 2003 from the University of Science and Technology, in Beijing. He is a director with Jinchuan Group Limited, the largest nickel producer in Asia and one of the largest copper producers in China.

Mr. Wang's principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Jinchuan Group	Director of the Third Mine of Jinchuan Group Limited	August 2000	Present

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	August 2007	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia in 1988.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JIE (JACK) YANG – Director

Jack Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree.

Mr. Yang is, or was within the five past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter, a copy of which is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Rene G. Carrier and Gordon Fretwell. A former director, Mr. Ma Xiaojun was the third member of the audit committee. A replacement audit committee member will be appointed. All members are financially literate. Messrs Carrier and Fretwell are independent.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any auditor other than KPMG LLP.

Reliance on Certain Exemptions

The Company's auditor, KPMG LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP to the Company to ensure auditor independence. Fees incurred with KPMG LLP for audit and non-audit services in the last two fiscal years for professional services are outlined in the following table.

	Fees paid to auditor in year ended
Nature of Services	December 31, 2006	December 31, 2007
Audit Fees(1)	$71,000	(estimate) $ 180,000
Audit-Related Fees(2)	–	–
Tax Fees(3)	$78,000	$4,028
All Other Fees(4)	$123,000	$11,000
Total	$272,000	$195,028

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The independent members of the board of directors of the Company are Messrs. Carrier and Fretwell.

The non-independent directors are Messrs. Copeland, Cousens, Dickinson, Panneton, Thiessen, Yang and Messrs Fuyu Wang and Zhi Wang. The Board has determined that these directors are not independent, based upon their material relationships with the Company.

The following table sets for the record of attendance of Board and Audit Committee meetings by directors for the 12 months ended December 31, 2007:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Rene G. Carrier (1, 2)	2 of 2	0 of 0	0 of 0	0 of 0
David J. Copeland	2 of 2	Not applicable	Not applicable	Not applicable

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Scott D. Cousens	2 of 2	Not applicable	Not applicable	Not applicable
Robert A. Dickinson	1 of 2	Not applicable	Not applicable	Not applicable
Gordon Fretwell (3)	2 of 2	0 of 0	0 of 0	0 of 0
Gerald Panneton	2 of 2	Not applicable	Not applicable	Not applicable
Ronald Thiessen	2 of 2	Not applicable	Not applicable	0 of 0
Fuyu Wang	1 of 2	Not applicable	Not applicable	Not applicable
Zhi Wang	2 of 2	Not applicable	Not applicable	Not applicable
Jie (Jack) Yang	2 of 2	Not applicable	Not applicable	Not applicable

Notes: Committee Chairperson

(1)	Audit Committee Chairman.
(2)	Compensation Committee Chairman.
(3)	Nominating and Governance Committee Chairman.

Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral project and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

Ethical Business Conduct

The Board has adopted a corporate governance policies and procedures manual which includes a formal ethics policy which is available for download from the Company's website, www.continentalminerals.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board has established a Nominating and Governance Committee consisting of Gordon Fretwell, Rene G. Carrier and Ronald Thiessen. A charter for the Nominating and Governance Committee has been adopted and this charter is included in the Company's corporate governance policies and procedures manual which is available for viewing at the Company's website at www.continentalminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board, the Company's approach to corporate governance. The Nominating and Governance Committee will review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company.

Compensation

The Board has established a Compensation Committee consisting of Rene G. Carrier, Gordon Fretwell and Ronald Thiessen. A charter for the Compensation Committee has been adopted. This Charter is included in the Company's corporate governance policies and procedures manual which is available for viewing at the Company's website at www.continentalminerals.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company's executive officers and to the Directors, to review the performance and compensation paid to the Company's executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company's non-executive staff.

Other Board Committees

The Board has a compensation committee and a corporate governance committee as well as an audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Gerald Panneton (former President and Chief Executive Officer), Jeffrey Mason (former Chief Financial Officer), Qi Deng (General Manager), Dickson Hall (Vice President of Business Development – Asia), and Patrick Donovan (Feasibility Study Manager) are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Gerald Panneton (1) President and Chief Executive Officer	2007 2006 2005	220,000 348,223 Nil	66,000 Nil Nil	Nil Nil Nil	100,000 700,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason (2) Chief Financial Officer	2007 2006 2005	54,966 101,927 54,171	Nil Nil Nil	Nil Nil Nil	100,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Qi Deng General Manager	2007 2006 2005	249,956 176,400 179,200	30,000 Nil Nil	Nil Nil Nil	25,000 50,000 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dickson Hall Director of Corporate Development - Asia	2007 2006 2005	231,336 181,230 79,725	40,000 Nil Nil	Nil Nil Nil	350,000 Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick Donovan (3) Feasibility Study Manager	2007 2006 2005	210,000 159,143 Nil	50,000 Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Gerald Panneton resigned as President and Chief Executive Officer on January 31, 2008. David J. Copeland was appointed as President and Chief Executive Officer on January 31, 2008.
(2)	Jeffrey Mason resigned as Director, Secretary and Chief Financial Officer on February 8, 2008. Marchand Snyman was appointed as Chief Financial Officer on February 8, 2008.
(3)	Patrick Donovan resigned on March 31, 2008.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

Option Grants During the Financial Year ended December 31, 2007

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gerald Panneton	100,000	3.83%	$ 2.01	$1.76	February 28, 2012
Dickson Hall	350,000	13.40%	$ 2.01/$1.68	$1.76/$1.52	April 30, 2009 February 28, 2011
Qi Deng	25,000	0.96%	$ 2.01	$1.76	February 28, 2012
Jeffrey Mason	100,000	3.83%	$ 2.01	$1.76	February 28, 2012
Patrick Donovan	Nil	Nil	N/A	N/A	N/A

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2007. The values of the unexercised in-the-money options of the Named Executive Officers as at December 31, 2007 were as follows:

Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Gerald Panneton	Nil	Nil	633,333 / 166,667	0 / 0
Jeffrey Mason	Nil	Nil	233,333 / 66,667	0 / 0
Qi Deng	25,000	Nil	58,333 / 16,667	0 / 0
Dickson Hall	Nil	Nil	33,333 / 316,667	0 / 0
Patrick Donovan	Nil	Nil	350,000 / 0	0 / 0

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officers' employment or from a change of the Named Executive Officers' responsibilities following a change in control.

Report on Executive Compensation

This report on executive compensation has been authorized by the board of directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. Ordinarily, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

None of the Named Executive Officers, other than Mr. Deng, serve the Company solely on a full-time basis, and, consequently, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Compensation Committee.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the board of directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Compensation Committee is to review the grants of stock options to directors, management, employees and consultants. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. Messrs Carrier and Fretwell receive $600 per month for their services as directors. Commencing January 1, 2008, Mr. Panneton receives $20,000 per month for consulting services.

The following directors received options under the Company's stock option plan in their capacity as a director during the financial year ended December 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Rene G. Carrier	100,000	$ 2.01	$1.76	February 28, 2012
David J. Copeland	100,000	$ 2.01	$1.76	February 28, 2012
Scott Cousens	100,000	$ 2.01	$1.76	February 28, 2012
Robert Dickinson	100,000	$ 2.01	$1.76	February 28, 2012
Gordon Fretwell	100,000	$ 2.01	$1.76	February 28, 2012
Xiaojun Ma (resigned May 2008)	200,000	$ 2.01	$1.76	February 28, 2012
Gerald Panneton	100,000	$ 2.01	$1.76	February 28, 2012
Ronald Thiessen	100,000	$ 2.01	$1.76	February 28, 2012
	200,000	$ 1.61	$1.52	February 28. 2011
Zhi Wang	100,000	$ 2.01	$1.76	February 28, 2012
Jack Yang	200,000	$ 2.01	$1.76	February 28, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option. As at the date hereof there are share options outstanding to purchase an aggregate of 11,155,273 Common Shares.

The following table sets out equity compensation plan information as at May 26, 2008:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	11,155,273	$1.58	1,750,031
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	11,155,273	$1.58	1,750,031

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof, other than routine expense advances of less than $1000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, other than as set-out below, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out in this information circular:

1.

In 2007, Mr. Zhi Wang signed a consulting services agreement with the Company, to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang contributes to the successful receipt of all necessary mining permits prior to March 31, 2010, Mr. Wang will receive 2,500,000 units, with each unit consisting of one common share and one share purchase warrant. Each warrant will be exercisable at $1.59 for one year from the date of receipt of the mining permits.

2.

During the year ended December 31, 2007, the Company paid $227,614 to Tibet Bojing Minerals Investment Limited and $461,445 to Beijing Honglu Shengdi Consulting Services Limited, two companies controlled by Zhi Wang, a director of the Company, for consulting services.

3.

During the year ended December 31, 2007, Mr. Fuyu Wang was appointed as a director of the Company. Fuyu Wang is also a director of Jinchuan Group Limited ("Jinchuan"). Subsequent to his appointment as a director of the Company, Jinchuan exercised 8 million warrants, for net proceeds to the Company of $18,000,000.

MANAGEMENT CONTRACTS

The following management functions of the Company are performed by persons other than the directors or senior officers of the Company:

1.

The services of Director of Corporate Development – Asia are provided by Dickson Hall & Associates Ltd. of Vancouver, British Columbia. During the financial year ended December 31, 2007, $271,366 was paid to Dickson Hall & Associates Ltd. for services to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the "TSXV") requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the "Option Plan") in 2006 which is described in detail above under the heading "Securities Authorized for Issuance Under Equity Compensation Plans".

Pursuant to section 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

"Resolved, as an ordinary resolution that the Company's 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders."

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited financial statements for the year ended December 31, 2007 auditor's report and related management discussion and analysis filed on www.sedar.com. Copies of the Company's most recent interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 26, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

David J. Copeland (signed)

President and Chief Executive Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

1. Purpose: Responsibilities and Authority

The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Companies independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(i)	Relationship with Independent Auditors

	(A)	The Committee shall have the sole authority to appoint or replace the independent auditor.

(B)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

	(C)	The independent auditor shall report directly to the Committee.

(D)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

	(E)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

	(F)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

		(I)	the independent auditor’s internal quality-control procedures;

(II)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

		(III)	any steps taken to deal with any such issues; and

		(IV)	all relationships between the independent auditor and the Company.

(G)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(H)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(I)

The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.

(J)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(ii)	Financial Statement and Disclosure Review

(A)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports, including its annual report on Form 20-F.

(B)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(C)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

(D)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

		(I)	all critical accounting policies and practices used by the Company;

(II)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(III)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(E)

Prior to their filing or issuance, the Committee shall review and discuss with management the Company’s annual reports, including Form 20-F Report, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(F)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(iii)	Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(A)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(B)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01.

	(C)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

		(I)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

		(II)	the management letter provided by the independent auditor and the Company’s response to that letter; and

(III)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(D)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 or equivalent Canadian requirement and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934 or equivalent Canadian requirement.

(E)

The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(iv)	Compliance and Oversight

(A)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(B)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(C)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(D)

At least annually and prior to the filing of the Company’s annual report, including Form 20-F, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days of the date of filing of the annual report, including the Form 20-F report. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the annual report, including the Form 20-F Report.

(E)

At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the effectiveness of the internal controls and procedures, and the independent auditor’s report on and attestation to management’s assessment. [Not applicable prior to fiscal year end 2007]

(F)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(G)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(H)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

	(I)	The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.

(v)	Related Party Transactions

(A)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(B)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 5% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Inc. and Hunter Dickinson Group Inc.

2.	Structure and Membership

(i)

Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of Multilateral Instrument MI 52-110 and the rules of the Toronto Stock Exchange, and the American Stock Exchange. At least one member of the Committee shall be a “financial expert” as defined in Section 16.A of Form 20-F. The relevant portions of the foregoing are attached to this Charter as exhibits.

(ii)

Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(iii)

Independence. A majority of the members of the Committee shall be “independent” as required for audit committees by Multilateral Instrument MI 52-110. The relevant portions of the foregoing are attached to this Charter as exhibits.

	(iv)	Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

	(v)	Compensation. The compensation of the Committee shall be as determined by the Board.

(vi)

Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(i)

Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

	(ii)	Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(iii)

Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(iv)	Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(v)

Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(vi)

Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(vii)	Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	Audit Committee Member Independence and Financial Literacy Requirements
Sections 1.4, 1.5 and 1.6 of MI 52-110

1.4	Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

	(i)	is a partner of a firm that is the issuer’s internal or external auditor,

	(ii)	is an employee of that firm, or

	(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

	(i)	is a partner of a firm that is the issuer’s internal or external auditor,

	(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

	(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

	(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

	(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

	(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional Independence Requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

1.6	Meaning of Financial Literacy

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected.

     AUDIT COMMITTEE FINANCIAL LITERACY REQUIREMENTS

MI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

FORM 20-F DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

i.	An understanding of generally accepted accounting principles and financial statements;

ii.	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

iii.

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv.	An understanding of internal control over financial reporting; and

v.	An understanding of audit committee functions.

A person shall have acquired such attributes through:

i.

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii.	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii.	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv.	Other relevant experience.